VentureAide Capital, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accountant's Report Thereon

For the Year Ended December 31, 2022

VentureAide Capital, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

CONTENTS

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VentureAide Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32018 N 20th Ln
(No. and Street)

Phoenix	AZ	85085
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY CUCCIA	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

VICTOR MOKUOLU CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 Kirby Drive, Suite 220,	HOUSTON	TX	77054
(Address)	(City)	(State)	(Zip Code)

1/19/2021	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Shubha Ukhāde, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VentureAide Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

MARTIN W. JOHNSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JO6098402
Qualified in Tompkins County
Commission Expires September 8, 2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Independent Auditor's Report

To: Owners
VentureAide Capital, LLC

Report on the Audit of the Financial Statements

We have audited the financial statements of VentureAide Capital, LLC, which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2022, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VentureAide Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I below has been subject to audit procedures performed in conjunction with the audit of VentureAide Capital, LLC financial statements. The supplemental information is the responsibility of VentureAide Capital, LLC's management. Our audit procedures included determining whether the Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I. In forming our opinion on the Schedule I, we evaluated whether the Schedule I, including its form and content, is presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.


Critical Audit Matters

A critical audit matter is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee or the Company's governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating a critical audit, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters communicated or required to be communicated to the audit committee.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2021
Houston, Texas,
March 31, 2023
PCAOB ID: 6771

VentureAide, Capital, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

<u>ASSETS</u>

Cash and cash equivalents	$	24,961
Accounts receivable		1,300
Prepaid expenses and other assets		1,097
TOTAL ASSETS	$	27,358

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accrued expenses and other liabilities	$	1,200
TOTAL LIABILITIES		1,200
MEMBERS EQUITY		26,158
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,358

The accompanying notes are an integral part of these financial statements.

VentureAide, Capital, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES		
Advisory Fees	$	3,800
TOTAL REVENUES		3,800
EXPENSES		
Other		103
Marketing		22,423
Professional Fees		12,211
Regulatory Fees		2,960
TOTAL EXPENSES		37,697
NET INCOME	$	(33,897)

The accompanying notes are an integral part of these financial statements.

VentureAide, Capital, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE - BEGINNING OF YEAR	$	60,655
Net income		(33,897)
BALANCE - END OF YEAR	$	26,758

The accompanying notes are an integral part of these financial statements.

VentureAide, Capital, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES		
Net income	$	(33,897)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in operating assets:		
Accounts receivable		(1,300)
Prepaid expenses and other assets		5,586
Increase in operating liabilities:		600
Accrued expenses and other liabilities		-
TOTAL ADJUSTMENTS		4,886
NET CASH PROVIDED BY OPERATING ACTIVITIES		(29,011)
FINANCING ACTIVITIES		
		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		(29,011)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		53,972
CASH AND CASH EQUIVALENTS - END OF YEAR	$	24,961

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

VentureAide Capital, LLC (the "Company"), is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company was approved for FINRA membership on December 7, 2020. The Company was formerly organized on December 12, 2019 in the state of Arizona pursuant to the Arizona Limited Liability Company Act. The Company is owned by a principal of the firm and the principal's spouse.

VentureAide Capital is a global, independent investment bank focused on creating value for middle-market businesses. The Company provides Mergers & Acquisitions and Capital Raise (equity and debt) advisory services for technology companies.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the members. The Company implemented ASC 740-10-65-1 for uncertain tax provisions. For the year ended December 31, 2022, the Company had no uncertain tax positions.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company implemented ASC 606 for revenue recognition. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. The Company implemented the standard

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

in 2018. The scope of the services includes commission revenue recognized on a trade date basis and advisor fees and placement fees from fundraising activities.

Revenue from Contracts with Customers: Advisory Fees from Fundraising Activities and Investment Banking/Merger and Acquisition (M&A) Services - These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides fundraising and investment banking/merger & acquisition advisory services.

The agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a· single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2022 the Company had no deferred revenue.

The Company is evaluating new accounting standards and will implement as required.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk. The Company received approximately 90% of its revenue from one customer.

NOTE 4 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

NOTE 5 - NET CAPITAL REQUIREMENTS (Continued)

exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had regulatory net capital of $23,761, which was $18,761 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 5.05%.

The Company will not claim an exemption from SEA Rule 15c3.3 in reliance on footnote 74 in SEC Release 34.70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's business activities are and will remain as described below.

- Engage in the following type of businesses:
    - Private placement of securities: and
    - Mergers and acquisitions advisory services.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

NOTE 7 – SUBSEQUENT EVENT

The Company evaluated transaction occurring after the year ended December 31, 2022. through March 28. 2022, the date these financial statements were available for issuance.

VENTUREAIDE CAPITAL, LLC

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
12/31/2022

TOTAL ASSETS	$	27,358
TOTAL LIABILITIES		1,200
NET WORTH		26,158
LESS NON-ALLOWABLE ASSETS		2,396
CURRENT CAPITAL		23,761
LESS HAIRCUTS		-
NET CAPITAL		23,761
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF AI)		5,000
EXCESS NET CAPITAL		18,761

AGGREGATE INDEBTEDNESS	1,200
AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.05%
MINIMUM REQUIRED NET CAPITAL	$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS (12.5% 1st 12 months)	$150
DEBT / EQUITY RATIO	N/A

The net capital computed above and the Company's computation of net capital on its December 31, 2022 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

The accompanying notes are an integral part of these financial statements.



VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Report of Independent Registered Public Accounting Firm

To: Owners
VentureAide Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which broker-dealer did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because broker-dealer limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to broker-dealer, (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and broker-dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to broker-dealer); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VentureAide Capital LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Victor Mokuolu, CPA PLLC

Houston, Texas

March 31, 2023


VentureAide Capital, LLC's
Exemption Report
December 31, 2022


VentureAide Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

  The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I,_Shubha Ukhāde, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Executive Officer

3/31/2023
Date

---

2 Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to an exemption report taking into account the nature and extent of the deviation or deviation.

VentureAide Capital, LLC
December 31, 2022

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS UNDER THE SECURITIES
AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2022

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER THE SECURITIES
AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2022

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.